SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)*

                         Sylvan Learning Systems, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   871399101
                                (CUSIP Number)

                               Michael D. Weiner
                          Apollo Management IV, L.P.
                     1999 Avenue of the Stars, Suite 1900
                                (310) 201-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2000
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

--------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

CUSIP No. 871399101             SCHEDULE 13D                 Page 2 of 8
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Investment Fund IV, L.P.
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [   ]
                                                                (b) [X]
-------------------------------------------------------------------------------

    3      SEC USE ONLY

-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS

           OO

-------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                          /  /

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER

           NUMBER OF SHARES                4,816,587 shares of Common Stock
          BENEFICIALLY OWNED               (see Item 5 below)
                BY EACH             -------------------------------------------
           REPORTING PERSON         8      SHARED VOTING POWER
                 WITH
                                           5,084,207 shares of Common Stock
                                           (see Item 5 below)
                                    -------------------------------------------
                                    9      SOLE DISPOSITIVE POWER

                                           4,816,587 shares of Common Stock
                                           (see Item 5 below)
                                    -------------------------------------------
                                    10     SHARED DISPOSITIVE POWER

                                           5,084,207 shares of Common Stock
                                           (see Item 5 below)
-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,816,587 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    /X /
-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7% (see Item 5 below)

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

           PN

-------------------------------------------------------------------------------

CUSIP No.  871399101         SCHEDULE 13D                    Page 3 of 8
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Overseas Partners IV, L.P.
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------

    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO

-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                         /  /

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                          7     SOLE VOTING POWER

              NUMBER OF SHARES                  267,620 shares of Common Stock
             BENEFICIALLY OWNED                 (see Item 5 below)
                   BY EACH               --------------------------------------
              REPORTING PERSON            8     SHARED VOTING POWER
                     WITH
                                                5,084,207 shares of Common
                                                Stock (see Item 5 below)
                                         --------------------------------------
                                          9     SOLE DISPOSITIVE POWER

                                                267,620 shares of Common Stock
                                                (see Item 5 below)
                                         --------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                5,084,207 shares of Common
                                                Stock (see Item 5 below)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           267,620 shares of Common Stock (see Item 5 below)
-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     /X/

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7% (see Item 5 below)

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

CUSIP No.  871399101         SCHEDULE 13D                      Page 4 of 8
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Advisors IV, L.P.
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [X]

-------------------------------------------------------------------------------

    3      SEC USE ONLY

-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS

           OO
-------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                         /  /

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

              NUMBER OF SHARES             0 shares of Common Stock
             BENEFICIALLY OWNED            (see Item 5 below)
                   BY EACH           ------------------------------------------
              REPORTING PERSON       8     SHARED VOTING POWER
                     WITH
                                           5,084,207 shares of Common Stock
                                           (see Item 5 below)
                                     ------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           0 shares of Common Stock
                                           (see Item 5 below)
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           5,084,207 shares of Common Stock
                                           (see Item 5 below)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,084,207 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       /   /

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.2% (see Item 5 below)

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

CUSIP No.   871399101          SCHEDULE 13D                 Page 5 of 8
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Management IV, L.P.
-------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------

    3      SEC USE ONLY

-------------------------------------------------------------------------------

    4      SOURCE OF FUNDS

           OO

-------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                        /  /

-------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER

              NUMBER OF SHARES                0 shares of Common Stock
             BENEFICIALLY OWNED               (see Item 5 below)
                   BY EACH              ---------------------------------------
              REPORTING PERSON          8     SHARED VOTING POWER
                     WITH
                                              5,084,207 shares of Common Stock
                                              (see Item 5 below)
                                        ---------------------------------------
                                        9     SOLE DISPOSITIVE POWER

                                              0 shares of Common Stock
                                              (see Item 5 below)

                                       10     SHARED DISPOSITIVE POWER

                                              5,084,207 shares of Common Stock
                                              (see Item 5 below)
-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,084,207 shares of Common Stock (see Item 5 below)

-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       /   /

-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.2% (see Item 5 below)

-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON

           PN

-------------------------------------------------------------------------------

CUSIP No.   871399101           SCHEDULE 13D                Page 6 of 8
-------------------------------------------------------------------------------



         This Amendment No. 1 (the "Amendment") amends the Statement on
Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on March 6, 2000 (the "Schedule 13D"), relating to shares of the common stock, $.01 par value per share (the "Common Stock") of Sylvan Learning Systems, Inc. (the "Issuer"). Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13D Statement on behalf of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), Apollo Advisors IV, L.P. a Delaware limited partnership ("Advisors IV"), and Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"). Fund IV, Overseas IV, Advisors IV and Apollo Management IV are referred to collectively as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated as follows:

         Pursuant to a Purchase Agreement (the "Purchase Agreement") dated February 23, 2000, Fund IV and Overseas IV purchased an aggregate of $80 million principal amount (the "Portfolio Investment") of the Issuer's 5% Convertible Subordinated Debentures due 2010 (the "debentures"). Concurrently therewith, (i) the Issuer and Apollo Management IV, L.P., the manager of the Fund IV and Overseas IV, entered into an Investors Agreement (the "Investors Agreement") generally providing for transfer restrictions on the debentures, nomination rights for two board designees, restrictions on purchases of voting securities of the Issuer and certain corporate governance rights and (ii) the Issuer entered into a Registration Rights Agreement granting certain registration rights to the Reporting Persons.

         As previously reported, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Board, to acquire additional debentures or shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the debentures or shares of Common Stock beneficially owned by them in any manner permitted by law. As part of their ongoing evaluation of their Portfolio Investment, the Reporting Persons have had, and continue to have, discussions with the Issuer, and may from time to time in the future have discussions with the Issuer and formulate plans or proposals, regarding various investment related matters, including, for example, possible dispositions of all or portions of the Portfolio Investment and other possible transactions. One such transaction under consideration would involve a sale to the Issuer of all or a portion of the Portfolio Investment and the Reporting Persons' interest in its joint venture with the Issuer for cash, shares or assets or a combination, but no representation is made as to whether an agreement, in whole or in part, can or will be reached or that any transaction respecting the Portfolio Investment will be consummated.

CUSIP No.  871399101             SCHEDULE 13D                  Page 7 of 8
-------------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer.

         Parts (a) and (b) of Item 5 are hereby amended and restated as follows:

         (a) Upon acquisition of the debentures, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 5,084,207 shares of Common Stock that Fund IV and Overseas IV, in the aggregate, can acquire upon conversion of the debentures. These shares represent approximately 11.2% of the number of shares of Common Stock outstanding.

         (b) Fund IV has sole voting and sole dispositive power with respect to an aggregate of 4,816,587 shares of Common Stock. Overseas IV has sole voting and sole dispositive power with respect to an aggregate of 267,620 shares of Common Stock. Advisors IV, as the general partner of Fund IV and the managing general partner of Overseas IV, and Apollo Management IV, as the manager of Fund IV and Overseas IV, may be deemed to have voting and dispositive power over the shares of Common Stock over which Fund IV and Overseas IV, respectively, have voting and dispositive power.

CUSIP No.  871399101              SCHEDULE 13D               Page 8 of 8
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2003

                  APOLLO INVESTMENT FUND IV, L.P.

                  By: Apollo Advisors IV, L.P., its General Partner

                          By: Apollo Capital Management IV, Inc.,
                              its General Partner


                              By:    /s/ Michael D. Weiner
                                     --------------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President, Apollo Capital
                                     Management IV, Inc.


                  APOLLO OVERSEAS PARTNERS IV, L.P.

                  By: Apollo Advisors IV, L.P., its Managing General Partner

                          By: Apollo Capital Management IV, Inc.,
                              its General Partner


                              By:   /s/ Michael D. Weiner
                                    ---------------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President, Apollo Capital
                                     Management IV, Inc.


                  APOLLO ADVISORS IV, L.P.

                  By: Apollo Capital Management IV, Inc., its General Partner

                          By:  /s/ Michael D. Weiner
                               ---------------------------------------
                          Name:  Michael D. Weiner
                          Title: Vice President, Apollo Capital
                                 Management IV, Inc.


                  APOLLO MANAGEMENT IV, L.P.

                  By: AIM Management IV, Inc.

                          By:  /s/ Michael D. Weiner
                               --------------------------------------
                          Name:  Michael D. Weiner
                          Title: Vice President, Apollo Capital
                                 Management IV, Inc.